acom

07028529

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

November27, 2007

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

SUPPL

RECEIVED
NOV 3 0 2007
209

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 6, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from July 1, 2007 to September 30, 2007, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

By S. miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

Attachment

List of material information made public in Japan from July 1, 2007 to September 30, 2007

	Date	Descriptions	Information* provided to
Exhibit 1	July 2, 2007	Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 2	July 18, 2007	Amendment to Annual Securities Report (Brief description in English)	DKLFB, TSE
Exhibit 3	July 31, 2007	Brief Statement of First Quarter Financial Results for the Fiscal Year Ending March 2008 (English translation)	Public, TSE
Exhibit 4	July 31, 2007	Data Book (The First Quarter Report for the Fiscal Year Ending March, 2008) (English translation)	Public, TSE
Exhibit 5	July 31, 2007	Notification of Occurrence of Prior Fiscal Year Corporate Taxes, etc. (English translation)	Public, TSE
Exhibit 6	August 1, 2007	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE

* "TSE" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.
"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT 1

(Brief Description)

Shelf Registration Statement

For the public offerings during the two years from July 10, 2007 to July 9, 2009
(Statement pursuant to Article 23-3, Paragraph 1 of
the Securities and Exchange Law)

The Shelf Registration Statement was filed on July 2, 2007 with the Director-General of the Kanto Local Finance Bureau under the Securities and Exchange Law to enable ACOM CO., LTD. (the "Company") to offer or sell up to three hundred billion yen (JPY300,000,000,000) of bonds in aggregate during the two years commencing on the date this Shelf Registration Statement becomes effective (from July 10, 2007 to July 9, 2009). The Shelf Registration Statement is made available for public inspection at the Tokyo Stock Exchange, on which the shares of common stock of the Company are listed.

The Shelf Registration Statement contains, or incorporates by reference, information concerning the terms and conditions of the issuance through a series of public offerings of bonds and information pertaining to the Company's business.

The information contained in the Shelf Registration Statement which is material to an investment decision is substantially contained in the Annual Report 2007, which was attached to our letter dated September 10, 2007 to the Securities and Exchange Commission under Rule 12g3-2(b).

EXHIBIT2

(Brief Description)

Amendment to Annual Securities Report

An amendment to Annual Securities Report dated June 27, 2007 (the "ASR") was filed with the Director-General of the Kanto Local Finance Bureau on July 18, 2007. This Amendment (the "Amendment") is intended to correct the brief professional history of the directors and officers and the description of reference information stated in the ASR.

An amendment to annual securities report is required to be filed with the authority under the Securities and Exchange Law when any change, correction, amendment, or addition to the relevant annual securities report has been made.

The information contained in the Amendment which is material to an investment decision is substantially contained in the Annual Report 2007, which was attached to our letter dated September 10, 2007 to the Securities and Exchange Commission under Rule 12g3-2(b).

EXHIBIT 3

(Translation for reference only)
In the event of any discrepancy between this translated document and the original Japanese document the original document shall prevail.

Brief Statement of First Quarter Financial Results for the Fiscal Year Ending March 2008 (Consolidated)

July 31, 2008

Forward-looking Statement

The statements and figures contained in this Brief Statement of First Quarter Financial Results for the fiscal year ending March 2008 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	First Section of Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Chief General Manager of Public Relations Department
Name:	Takashi Kiribuchi
Telephone Number:	(03) 5533-0631

Note: 1. All amounts under minimum units appearing in each of the tables have been disregarded throughout this brief statement and the annexed materials.

Note: 2. The figures in percentages show the year-on-year change from previous first quarter.

1. Consolidated Business Results for the First Quarter Accounting Period (from April 1, 2007 to June 30, 2007)

(1) Consolidated Business Results

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income (Loss) (First Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
06/07 (1Q)	99,060	(8.8)	20,539	24.2	21,341	19.4	13,268	24.0
06/06 (1Q)	108,587	(1.7)	16,537	(62.0)	17,875	(59.6)	10,698	(58.5)
3/07 (Annual)	423,652		(85,102)		(81,944)		(437,972)	

	Net Income (Loss) per Share (First Quarter) (Yen)	Net Income per Share Diluted (First Quarter) (Yen)
06/07 (1Q)	84.41	84.41
06/06 (1Q)	68.06	68.04
3/07 (Annual)	(2,786.19)	—

(2) Consolidated Financial Status

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Ratio of Shareholders' Equity %	Net Assets Per Share (Yen)
06/07 (1Q)	1,937,059	462,496	23.5	2,895.13
06/06 (1Q)	2,044,719	918,785	44.6	5,802.23
3/07 (Annual)	2,031,829	457,165	22.2	2,863.16

(3) Consolidated Cash Flow Status

	From Operating Activities (Millions of yen)	From Investing Activities (Millions of yen)	From Financing Activities (Millions of yen)	Cash and Cash Equivalents At the End of Term (Millions of yen)
06/07 (1Q)	38,544	317	(77,322)	108,064
06/06 (1Q)	15,166	626	(16,897)	96,332
3/07 (Annual)	99,944	308	(53,464)	146,383

2. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share
	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Yen)
Interim	191,700	—	30,300	—	31,400	—	29,500	—	187.67
Annual	368,300	—	49,400	—	51,600	—	47,000	—	298.99

3. Others

(1) Change in important subsidiaries during the first quarter (Change in scope of consolidation): Applicable
Addition: None
Exclusion: Three companies (JLA INCORPORATED, ABS CO., LTD., ACOM FUNDING CO., LTD.)

(2) Simplified Accounting Policies: Not adopted

(3) Change in Accounting Policies: Not adopted

[Note] Please refer to [Qualitative Information/Financial Statements] on page four, "4. Others:" in this brief statements.

(Reference)

1. Non-Consolidated Business Results for the First Quarter Accounting Period (from April 1, 2007 to June 30, 2007)

(1) Non-Consolidated Business Results

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income (Loss) (First Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
06/07 (1Q)	84,639	(12.2)	19,321	18.7	20,358	17.4	14,635	41.9
06/06 (1Q)	96,446	(3.5)	16,282	(61.6)	17,339	(59.7)	10,315	(59.6)
3/07 (Annual)	370,769		(88,992)		(86,183)		(439,463)	

	Net Income (Loss) per Share (First Quarter) (Yen)	Net Income per Share Diluted (First Quarter) (Yen)
06/07 (1Q)	93.10	—
06/06 (1Q)	65.62	65.61
3/07 (Annual)	(2,795.68)	—

(2) Non-Consolidated Financial Status

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Ratio of Shareholders' Equity %	Net Assets Per Share (Yen)
06/07 (1Q)	1,751,231	446,256	25.5	2,838.88
06/06 (1Q)	1,895,637	907,559	47.9	5,773.49
3/07 (Annual)	1,861,285	443,797	23.8	2,823.24

2. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share
	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Millions of Yen)	%	(Yen)
Interim	160,900	—	29,100	—	30,600	—	29,200	—	185.76
Annual	303,200	—	45,000	—	48,000	—	45,600	—	290.09

[Qualitative Information/Financial Statements]

1. [Qualitative Information on Progress in Consolidated Business Results]

Owing to continuous active capital investment due to high level of corporate earnings and the steady recovery of consumer expenditure reflecting the improved employment situation, Japan's economy as a whole has continued to enjoy a gradual upturn. However, unfavorable factors such as requests for interest repayment in ACOM's loan business staying at high level and increase in bad debt write-offs consisting mainly of voluntary waiver of repayments prolonged difficult business environment surrounding the ACOM group (hereinafter, "the Group").

Under such circumstances, group-wide efforts have been made for a management reformation based on medium-term management policy to establish a management base for sustainable long-term growth through: precise and strict compliance with the new Money-lending Business Law, strengthening competitiveness through reform of cost structure, and nurturing brand image of "relief and confidence" while working actively both in Japan and oversea domains.

Moreover, ACOM has reduced the maximum lending interest rate to 18% (effective annual rate) from June 18th, 2007 to realize our prime goal of "contributing to the healthy development of the consumer-finance market by building a corporate group that is more focused than it has been in the past on sociality such as consumer protection, and offering financial services that are less expensive yet inspire relief and confidence." The Group will continue working together to enhance its corporate value by responding precisely to the environmental changes such as revisions in relevant laws.

With respect to the business results for the first quarter of current consolidated fiscal year, operating income was 99,060 million yen (8.8% down) due to factors such as reduced interest on loans receivable. Operating expenses, however, showed

year-on-year decrease of 14.7%. The decrease in operating expenses arose from following factors; the allowance for loss on interest repayments booked at the end of previous fiscal year was sufficient to cover repayments and voluntary waiver of principals accompanying interest repayments so that additional allowance for loss on interest repayments was held down. The sales and general administrative expenses recorded year-on-year decrease. The income before extraordinary items and the quarterly net income, on the other hand, were 21,341 million yen (up 19.4% year-on-year) and 13,268 million yen (up 24.0% year-on-year) respectively.

2. [Qualitative Information on Changes in Consolidated Financial Position]
At the end of the first quarter, the Group's total assets decreased by 94,770 million yen while shareholders' equity had increased by 7,169 million yen compared with the end of the previous consolidated fiscal year. The ratio of shareholders' equity increased 1.3 points to 23.5%.

Current assets decreased by 85,054 million yen and fixed assets declined by 9,716 million yen. The principal reasons for the decline in current assets were decreases in loans receivable (41,604 million yen), short-term loans (20,876 million yen), and cash and time deposits (16,842 million yen), while decrease in investment securities (7,613 million yen) primarily accounted for the drop in fixed assets.

Total liabilities decreased by 100,102 million yen over the end of the previous consolidated fiscal year due to decreases in interest-bearing debt (68,298 million yen), and a decrease in the allowance for loss on interest repayments (34,205 million yen).

(Cash Flows)
Cash and cash equivalents (hereinafter, "funds") at the end of the first quarter declined by 38,319 million yen over the end of the previous consolidated fiscal year to 108,064 million yen.

Cash flow from operating activities showed an increase of 38,544 million yen, primarily due to: the quarterly net income before income taxes of 23,759 million yen for the first quarter; a decrease of 34,205 million yen in the allowance for loss on interest repayments; and an increase in funds of 45,410 million yen due to decreased loans receivable.

Cash flow from investing activities recorded an increase of 317 million yen due to factors such as collection of loans receivable.

Cash flow from financing activities saw a decrease of 77,322 million yen. This was primarily because the total payment amount for repayments of interest-bearing debt exceeded the total amount of revenues resulting from proceeds from loans by 72,566 million yen, dividend payments of 4,665 million yen.

3. [Qualitative Information on Consolidated Earnings Forecasts]
No revision has been made with respect to the earnings forecasts.

4. Others
(1) Change in important subsidiaries during the first quarter ended June 30, 2007 (Change in scope of consolidation)
Exclusion from Consolidation: Three companies (JLA INCORPORATED, ABS CO., LTD., ACOM FUNDING CO., LTD.)
JLA INCORPORATED and ABS CO., LTD. which were consolidated subsidiaries in previous fiscal year merged with ACOM ESTATE CO., LTD. as of April 1, 2007. ACOM ESTATE CO., LTD. changed its corporate name into JLA INCORPORATED. ACOM FUNDING CO., LTD. which was a consolidated subsidiary in previous fiscal year excluded from consolidation as it was liquidized.

Exclusion from Equity-method Affiliate: One company (DC Card Co., Ltd.)
DC Card Co., Ltd. which was an equity-method-affiliate in previous fiscal year merged with Mitsubishi UFJ NICOS Co., Ltd. as of April 1, 2007. This merger resulted in decrease of ACOM's ownership of voting rights to the point where DC Card Co., Ltd. is not qualified as an affiliate any longer. Therefore it is no longer accounted under equity method.

(2) Adoption of simplified accounting policies
There is no pertinent matter.

(3) Change in accounting policies
There is no pertinent matter.

1. Summarized Consolidated Financial Statements

(1) Summarized Consolidated Balance Sheets

(Millions of yen)

Term / Subject	Prior first quarter consolidated accounting period (As of June 30, 2006)		This first quarter consolidated accounting period (As of June 30, 2007)		Prior consolidated fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,868,480	91.4	1,793,709	92.6	1,878,763	92.5	(85,054)	(4.5)
Cash and time deposits	74,789		76,575		93,418		(16,842)	(18.0)
Loans receivable	1,701,404		1,590,705		1,632,310		(41,604)	(2.5)
Installment receivables	123,603		98,109		101,829		(3,719)	(3.7)
Purchased receivables	15,442		25,273		25,788		(514)	(2.0)
Deferred tax assets	40,081		59,746		60,597		(851)	(1.4)
Short-term loans	21,543		32,088		52,965		(20,876)	(39.4)
Other current assets	30,073		43,907		38,527		5,380	14.0
Allowance for bad debts	(138,459)		(132,697)		(126,671)		(6,026)	4.8
II. Fixed assets	176,239	8.6	143,349	7.4	153,065	7.5	(9,716)	(6.3)
Tangible fixed assets	51,372		48,278		49,208		(929)	(1.9)
Intangible fixed assets	1,268		1,204		1,204		0	0.0
Investments and other assets	123,599		93,866		102,653		(8,786)	(8.6)
Investments in securities	101,915		74,317		81,930		(7,613)	(9.3)
Other fixed assets	21,684		19,549		20,722		(1,173)	(5.7)
Total assets	2,044,719	100.0	1,937,059	100.0	2,031,829	100.0	(94,770)	(4.7)
(Liabilities)								
I. Current liabilities	433,553	21.2	362,247	18.7	375,037	18.5	(12,789)	(3.4)
Short-term loans	45,944		59,817		73,717		(13,900)	(18.9)
Current portion of long-term loans	222,345		216,049		197,410		18,639	9.4
Commercial paper	50,000		–		40,000		(40,000)	–
Current portion of bonds and notes	55,000		50,000		30,000		20,000	66.7
Accrued income taxes	4,963		7,590		502		7,088	–
Allowance for loss on interest repayments	25,000		–		–		–	–
Deferred income on installment sales	10,160		7,051		7,519		(467)	(6.2)
Other current liabilities	20,140		21,739		25,889		(4,149)	(16.0)
II. Fixed liabilities	694,380	34.0	1,112,314	57.4	1,199,626	59.0	(87,312)	(7.3)
Straight bonds	209,060		241,010		240,230		780	0.3
Long-term loans	468,399		396,219		450,037		(53,817)	(12.0)
Deferred tax liabilities	12,019		14,843		14,730		112	0.8
Allowance for loss on interest repayments	–		455,794		490,000		(34,205)	(7.0)
Other fixed liabilities	4,902		4,447		4,629		(182)	(3.9)
Total liabilities	1,127,934	55.2	1,474,562	76.1	1,574,664	77.5	(100,102)	(6.4)

(Millions of yen)

Term / Subject	Prior first quarter consolidated accounting period (As of June 30, 2006)		This first quarter consolidated accounting period (As of June 30, 2007)		Prior consolidated fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
		%		%		%		%
(Net assets)								
I. Shareholders' equity	897,016	43.9	444,511	23.0	437,342	21.5	7,169	1.6
Common stock	63,832	3.1	63,832	3.3	63,832	3.1	–	–
Capital Surplus	76,011	3.7	76,010	3.9	76,010	3.7	(0)	(0.0)
Earned surplus	775,682	38.0	323,175	16.7	316,007	15.6	7,168	2.3
Treasury stock	(18,509)	(0.9)	(18,507)	(0.9)	(18,508)	(0.9)	1	(0.0)
II. Valuation and translation adjustments	15,059	0.7	10,587	0.5	12,730	0.7	(2,143)	(16.8)
Net unrealized gains on other securities	16,481	0.8	10,526	0.5	13,338	0.7	(2,812)	(21.1)
Deferred gains (losses) on hedges	(1)	(0.0)	–	–	(0)	(0.0)	0	–
Foreign currency translation adjustments	(1,420)	(0.1)	60	0.0	(607)	(0.0)	668	–
III. Minority interests	4,709	0.2	7,398	0.4	7,091	0.3	306	4.3
Total net assets	916,785	44.8	462,496	23.9	457,165	22.5	5,331	1.2
Total liabilities and net assets	2,044,719	100.0	1,937,059	100.0	2,031,829	100.0	(94,770)	(4.7)

(2) Summarized Consolidated Income Statements

(Millions of yen)

Term / Subject	Prior first quarter consolidated accounting period From April 1, 2006 to June 30, 2006		This first quarter consolidated accounting period From April 1, 2007 to June 30, 2007		Changes (yoy)		Prior consolidated fiscal year From April 1, 2006 to March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	108,587	100.0	99,060	100.0	(9,526)	(8.8)	423,652	100.0
Interest on loans receivable	94,888		85,743		(9,145)	(9.6)	367,923	
Fees from credit card business	1,502		1,351		(151)	(10.1)	5,845	
Fees from installment sales financing	2,426		1,677		(748)	(30.8)	8,515	
Fees from credit guarantees	1,415		1,641		226	16.0	6,028	
Collection of purchased receivables	3,678		3,396		(281)	(7.7)	13,328	
Other financial income	4		144		139	–	174	
Sales	1,945		2,081		136	7.0	10,513	
Other operating income	2,726		3,023		296	10.9	11,322	
II. Operating expenses	92,050	84.8	78,521	79.3	(13,528)	(14.7)	508,755	120.1
Financial expenses	5,009		5,374		364	7.3	20,705	
Cost of purchased receivables	2,261		2,206		(54)	(2.4)	8,114	
Cost of sales	1,460		1,378		(82)	(5.6)	7,497	
Other operating expenses	83,318		69,562		(13,755)	(16.5)	472,438	
Operating profit (loss)	16,537	15.2	20,539	20.7	4,001	24.2	(85,102)	(20.1)
III. Non-operating income	1,347	1.3	813	0.8	(534)	(39.6)	3,346	0.8
IV. Non-operating expenses	9	0.0	11	0.0	1	18.5	187	0.0
Income (loss) before extraordinary items	17,875	16.5	21,341	21.5	3,466	19.4	(81,944)	(19.3)
V. Extraordinary income	221	0.2	2,945	3.0	2,723	–	252	0.0
VI. Extraordinary losses	178	0.2	526	0.5	348	195.2	350,871	82.8
Income (loss) before income taxes for the first quarter accounting period (fiscal year)	17,917	16.5	23,759	24.0	5,841	32.6	(432,563)	(102.1)
Income taxes (corporation tax, inhabitants' tax, and enterprise tax)	4,739		158		(4,581)		17,388	
Prior fiscal year corporate taxes, etc	–	6.9	7,320	10.4	7,320	37.6	–	1.1
Deferred income taxes	2,755		2,834		79		(12,635)	
Gain (loss) on minority interests in consolidated subsidiaries	(275)	(0.3)	178	0.2	454	–	655	0.2
Net income (loss) for the first quarter accounting period (fiscal year)	10,698	9.9	13,268	13.4	2,569	24.0	(437,972)	(103.4)

(3) Summarized Consolidated Statement of Changes in Net Assets

This First Quarter Accounting Period (From April1, 2007 to June 30, 2007) (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	63,832	76,010	316,007	(18,508)	437,342
Changes during this first quarter accounting period					
Dividends from surplus			(4,715)		(4,715)
Net income (loss) for the first quarter accounting period			13,268		13,268
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		1	0
Decreased amount of surplus associated with decrease from equity-method affiliate			(1,384)		(1,384)
Total changes during this first quarter accounting period		(0)	7,168	1	7,169
Balance as of June 30, 2007	63,832	76,010	323,175	(18,507)	444,511

	Valuation and translation adjustments				Minority interest	Total net assets
	Net unrealized gains on other securities	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165
Changes during this first quarter accounting period						
Dividends from surplus						(4,715)
Net income (loss) for the first quarter accounting period						13,268
Acquisition of treasury stock						(0)
Disposal of treasury stock						0
Decreased amount of surplus associated with decrease from equity-method affiliate						(1,384)
Net changes of items other than shareholders' equity during this first quarter accounting period	(2,812)	0	668	(2,143)	306	(1,837)
Total changes during this first quarter accounting period	(2,812)	0	668	(2,143)	306	5,331
Balance as of June 30, 2007	10,526	–	60	10,587	7,398	462,496

(4) Summarized Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior first quarter consolidated accounting period From April 1, 2006 to June 30, 2006	This first quarter consolidated accounting period From April 1, 2007 to June 30, 2007	Changes (yoy)	Prior consolidated fiscal year From April 1, 2006 to March 31, 2007
	Amount	Amount	Amount	Amount
I. Cash flow from operating activities				
Income (loss) before income taxes for the first quarter accounting period (fiscal year)	17,917	23,759	5,841	(432,563)
Depreciation and amortization	998	907	(91)	4,085
Increase (decrease) in allowance for bad debts	8,991	5,569	(3,421)	(3,802)
Increase (decrease) in allowance for loss on interest repayments	1,300	(34,205)	(35,505)	466,300
Decrease (increase) in loans receivable	3,314	45,410	42,096	76,428
Decrease (increase) in installment receivables	8,909	4,888	(4,020)	33,433
Decrease (increase) in purchased receivables	1,980	514	(1,466)	(8,364)
Increase (decrease) in deferred income on installment sales	(1,559)	(680)	879	(4,810)
Other operating activities	(1,477)	(7,655)	(6,178)	16,708
Subtotal	40,375	38,508	(1,866)	147,416
Income taxes paid	(25,822)	(518)	25,304	(48,864)
Others	614	554	(59)	1,392
Net cash provided by operating activities	15,166	38,544	23,377	99,944
II. Cash flow from investing activities				
Purchase of tangible fixed assets	(592)	(328)	263	(2,211)
Purchase of investments in securities	(120)	—	120	(257)
Proceeds from sale of investments in securities	722	113	(609)	1,218
Proceeds from collection of loans	—	1,000	1,000	—
Other investment activities	616	(466)	(1,082)	1,558
Net cash used in investing activities	626	317	(308)	308
III. Cash flow from financing activities				
Proceeds from short-term loans	95,443	75,432	(20,011)	343,712
Repayments of short-term loans	(101,910)	(90,294)	11,616	(324,177)
Proceeds from issue of commercial paper	50,000	—	(50,000)	210,000
Payments for redemption of commercial paper	(50,000)	(40,000)	10,000	(220,000)
Proceeds from issue of straight bonds	9,018	29,820	20,801	59,898
Payments for redemption of straight bonds	(10,000)	(10,000)	—	(55,000)
Proceeds from long-term debts	46,575	11,000	(35,575)	174,732
Repayments of long-term debts	(55,122)	(48,525)	6,597	(230,310)
Cash dividends paid by the Company	(10,905)	(4,665)	6,239	(22,012)
Other financing activities	10,003	(89)	(10,092)	9,692
Net cash used in financing activities	(16,897)	(77,322)	(60,425)	(53,464)
IV. Effect of exchange rate change on cash and cash equivalents	37	140	103	744
V. Increase (decrease) in cash and cash equivalents	(1,066)	(38,319)	(37,252)	47,533
VI. Cash and cash equivalents at the beginning of the fiscal year	97,399	146,383	48,984	97,399
VII. Increase in cash and cash equivalents due to inclusion of new consolidated subsidiaries	—	—	—	1,450
VIII. Cash and cash equivalents at the first quarter accounting period (fiscal year)	96,322	108,064	11,731	146,383

2. Consolidated Operating Results

(1) Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior first quarter consolidated accounting period From April 1, 2006 to June 30, 2006		This first quarter consolidated accounting period From April 1, 2007 to June 30, 2007		Prior consolidated fiscal year From April 1, 2006 to March 31, 2007	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
		%		%		%
Financial service business	106,930	98.5	97,525	98.4	416,479	98.3
Loan business	96,691	89.0	87,680	88.5	374,590	88.4
Credit card business	1,571	1.5	1,462	1.5	6,128	1.4
Installment sales finance business	2,789	2.6	2,119	2.1	10,106	2.4
Guarantee business	1,945	1.8	2,455	2.5	9,244	2.2
Loan servicing business	3,820	3.5	3,518	3.5	13,827	3.3
Others	111	0.1	288	0.3	2,581	0.6
Other businesses	1,657	1.5	1,535	1.6	7,173	1.7
Rental business	1,097	1.0	1,048	1.1	4,489	1.1
Others	560	0.5	486	0.5	2,684	0.6
Total	108,587	100.0	99,060	100.0	432,652	100.0

(2) Other Statistics

1) Receivables Outstanding

(Millions of yen)

Segment \ Term	Prior first quarter consolidated accounting period (As of June 30, 2006)	This first quarter consolidated accounting period (As of June 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Loan business	1,701,404	1,590,705	1,632,310
Credit card business	47,725	43,493	44,842
Credit card	47,140	42,920	44,268
Others	584	572	574
Installment sales finance business	75,878	54,616	56,986
Loan servicing business	15,442	25,273	25,788
Total	1,840,451	1,714,088	1,759,927

2) Bad Debts

(Millions of yen)

Category \ Term	Prior first quarter consolidated accounting period (As of June 30, 2006)	This first quarter consolidated accounting period (As of June 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Loans to borrowers in bankruptcy or under reorganization	7,641	6,851	7,050
Loans in arrears	57,123	87,215	86,368
Loans past due for three months or more	2,263	2,148	1,645
Restructured loans	57,811	51,737	54,388
Total	124,840	147,953	149,453

(Category criteria concerning situations of bad debts)

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Loans in arrears

Other delinquent loans exclusive of accrued interest. This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

3) Number of Customer Accounts

Segment \ Term	Prior first quarter consolidated accounting period (As of June 30, 2006)	This first quarter consolidated accounting period (As of June 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Loan business	3,456,665	3,369,885	3,435,586
Credit card business	1,282,575	1,108,324	1,181,806
Credit card	1,276,566	1,102,648	1,175,910
Others	6,009	5,676	5,896
Installment sales finance business	560,068	410,802	421,554
Loan servicing business	214,200	236,274	226,271
Rental business	3,090	2,983	7,629

Notes: The definition of number of customer accounts is as follows,
(1) Loan business: Number of loan accounts with balance outstanding
(2) Credit card business Credit card: Cardholder of ACOM MasterCard®
(3) Installment sales finance business: Number of contracts with receivables outstanding
(4) Loan servicing business: Number of accounts for purchased loans
(5) Rental business: Number of users during the period

4) Other

Item \ Term	Prior first quarter consolidated accounting period (As of June 30, 2006)	This first quarter consolidated accounting period (As of June 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Number of outlets	2,130	1,800	1,915
Number of employees	6,863	5,908	5,907
Allowance for bad debts (Millions of yen)	140,883	134,757	128,798
Allowance for loss on debt guarantees (Millions of yen)	1,781	2,302	1,961
Allowance for loss on interest repayments (Millions of yen)	25,000	455,794	490,000
Bad debt write-offs (Millions of yen)	31,835	34,068	107,765
Loss on interest repayments (Millions of yen)	6,072	34,205	84,147

Notes: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

3. Contingent Liabilities (As of June 30, 2007)

Amount of guaranteed receivables of guarantee business

Guaranteed receivables	109,940 million yen
Allowance for loss on debt guarantees	2,302 million yen
Net	107,638 million yen

[Reference] (Non-consolidated)

(1) Amount of guaranteed receivables of guarantee business

Guaranteed receivables	180,134 million yen
Allowance for loss on debt guarantees	4,030 million yen
Net	176,104 million yen

(2) Amount of guaranteed liabilities of affiliated companies

DC Cash One Ltd.	80,348 million yen
EASY BUY Public Company Limited	65,985 million yen
IR Loan Servicing, Inc.	6,641 million yen

4. Summarized Financial Statements (Non-consolidated)

(1) Summarized Balance Sheets

(Millions of yen)

Subject \ Term	Prior first quarter accounting period (As of June 30, 2006)		This first quarter accounting period (As of June 30, 2007)		Prior fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,689,217	89.1	1,555,864	88.8	1,676,443	90.1	(120,578)	(7.2)
Cash and time deposits	56,436		62,942		78,836		(15,894)	(20.2)
Loans receivable	1,586,814		1,445,140		1,494,399		(49,258)	(3.3)
Installment receivables	89,792		42,920		76,423		(33,502)	(43.8)
Deferred tax assets	37,564		57,452		58,198		(745)	(1.3)
Short-term loans	21,043		31,088		53,065		(21,976)	(41.4)
Other current assets	26,946		38,889		34,400		4,489	13.0
Allowance for bad debts	(129,380)		(122,570)		(118,880)		(3,690)	3.1
II. Fixed assets	206,419	10.9	195,367	11.2	184,841	9.9	10,525	5.7
Tangible fixed assets	37,861		33,851		34,964		(1,112)	(3.2)
Intangible fixed assets	1,019		947		965		(18)	(1.9)
Investments and other assets	167,539		160,568		148,911		11,656	7.8
Total assets	1,895,637	100.0	1,751,231	100.0	1,861,285	100.0	(110,053)	(5.9)
(Liabilities)								
I. Current liabilities	354,841	18.7	252,635	14.4	281,426	15.1	(28,790)	(10.2)
Short-term loans	–		–		20,000		(20,000)	–
Current portion of long-term loans	197,833		176,802		164,382		12,420	7.6
Commercial paper	50,000		–		40,000		(40,000)	–
Current portion of bonds and notes	55,000		50,000		30,000		20,000	66.7
Accrued income taxes	4,616		7,455		72		7,382	–
Allowance for loss on interest repayments	25,000		–		–		–	–
Deferred income on installment sales	5,024		–		3,893		(3,893)	–
Other current liabilities	17,367		18,378		23,078		(4,700)	(20.4)
II. Fixed liabilities	633,236	33.4	1,052,339	60.1	1,136,060	61.1	(83,721)	(7.4)
Straight bonds	200,000		230,000		230,000		–	–
Long-term loans	423,389		358,687		404,205		(45,518)	(11.3)
Allowance for loss on interest repayments	–		455,794		490,000		(34,205)	(7.0)
Other fixed liabilities	9,847		7,858		11,855		(3,997)	(33.7)
Total liabilities	988,078	52.1	1,304,975	74.5	1,417,487	76.2	(112,512)	(7.9)

(Millions of yen)

Subject \ Term	Prior first quarter accounting period (As of June 30, 2006)		This first quarter accounting period (As of June 30, 2007)		Prior fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
(Net assets)								
I. Shareholders' equity	891,448	47.0	435,798	24.9	430,666	23.1	5,131	1.2
Common stock	63,832	3.4	63,832	3.7	63,832	3.4	–	–
Capital surplus	76,011	4.0	76,010	4.3	76,010	4.1	(0)	(0.0)
Earned surplus	770,114	40.6	314,462	18.0	309,331	16.6	5,130	1.7
Treasury stock	(18,509)	(1.0)	(18,507)	(1.1)	(18,508)	(1.0)	1	(0.0)
II. Valuation and translation adjustments	16,110	0.9	10,458	0.6	13,131	0.7	(2,672)	(20.4)
Net unrealized gains on other securities	16,110	0.9	10,458	0.6	13,131	0.7	(2,672)	(20.4)
Total net assets	907,559	47.9	446,256	25.5	443,797	23.8	2,459	0.6
Total liabilities and net assets	1,895,637	100.0	1,751,231	100.0	1,861,285	100.0	(110,053)	(5.9)

(2) Summarized Income Statements

(Millions of yen)

Term / Subject	Prior first quarter consolidated accounting period From April 1, 2006 to June 30, 2006		This first quarter consolidated accounting period From April 1, 2007 to June 30, 2007		Changes (yoy)		Prior consolidated fiscal year From April 1, 2006 to March 31, 2007	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
I. Operating income	96,446	100.0	84,639	100.0	(11,807)	(12.2)	370,769	100.0
Interest on loans receivable	89,495		78,514		(10,981)	(12.3)	342,908	
Fees from credit card business	1,484		1,333		(151)	(10.2)	5,770	
Fees from installment sales financing	1,016		–		(1,016)	–	3,492	
Fees from credit guarantees	2,346		2,516		170	7.3	9,746	
Other financial income	3		141		138	–	166	
Sales	–		171		171	–	722	
Other operating income	2,101		1,962		(138)	(6.6)	7,962	
II. Operating expenses	80,164	83.1	65,317	77.2	(14,846)	(18.5)	459,762	124.0
Financial expenses	4,221		4,209		(11)	(0.3)	16,928	
Cost of sales	–		246		246	–	1,223	
Other operating expenses	75,942		60,862		(15,080)	(19.9)	441,610	
Operating profit (loss)	16,282	16.9	19,321	22.8	3,039	18.7	(88,992)	(24.0)
III. Non-operating income	1,066	1.1	1,045	1.3	(21)	(2.0)	3,046	0.8
IV. Non-operating expenses	9	0.0	8	0.0	(0)	(5.2)	236	0.0
Income (loss) before extraordinary items	17,339	18.0	20,358	24.1	3,018	17.4	(86,183)	(23.2)
V. Extraordinary income	220	0.2	2,945	3.5	2,724	–	269	0.0
VI. Extraordinary losses	176	0.2	572	0.7	396	224.6	350,835	94.6
Income before income taxes for the first quarter accounting period (fiscal year)	17,384	18.0	22,730	26.9	5,346	30.8	(436,749)	(117.8)
Income taxes (corporation tax, inhabitants' tax, and enterprise tax)	4,420	7.3	30	9.6	(4,390)	14.5	16,353	0.7
Prior fiscal year corporate taxes, etc	–		7,320		7,320		–	
Deferred income taxes	2,648		745		(1,903)		(13,638)	
Net income (loss) for the first quarter accounting period (fiscal year)	10,315	10.7	14,635	17.3	4,319	41.9	(439,463)	(118.5)

EXHIBIT4

DATA BOOK
Quarterly Report

The First Quarter Report for The Fiscal Year Ending March, 2008

ACOM CO., LTD.

2007/07
July 2007
Code No. 8572

Contents

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of accounts are included in the receivables outstanding and number of customer accounts.

:7. " - " in percentage change is displayed in case of the followings;
- the figures in a series of two terms are changed from positive to negative, or from negative to positive
- both figures in a series of two terms are negaive
- percentage change exceeds 1,000%

:8. "(E)" indicates estimates.

:9. "YOY p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

Trend in Actual Results and Estimates (Consolidated)

1. Income and Expenses (Consolidated)

(Millions of yen)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Operating Income	445,431	2.6	108,587	215,880	321,228	423,652	-4.9	99,060	-8.8					368,300	-13.1
Operating Expenses	335,039	15.7	92,050	157,668	240,694	508,755	51.8	78,521	-14.7					318,900	-37.3
Financial Expenses	20,711	-8.1	5,009	10,136	15,250	20,705	-0.0	5,374	7.3					23,300	12.5
Bad-debt-related Expenses	117,125	8.0	40,956	56,551	98,285	137,595	17.5	40,024	-2.3					156,000	13.4
Interest-repayment-related Expenses	37,228	-	7,372	13,155	13,155	200,147	437.6	0	-					-	-
Operating Profit	110,392	-23.5	16,537	58,211	80,533	-85,102	-	20,539	24.2					49,400	-
Non-operating Income	2,759	89.6	1,347	1,823	2,786	3,346	21.3	813	-39.6					2,300	-31.3
Non-operating Expenses	140	-94.3	9	18	76	187	33.5	11	18.5					100	-46.5
Income Before Extraordinary Items	113,011	-21.2	17,875	60,016	83,243	-81,944	-	21,341	19.4					51,600	-
Extraordinary Income	411	189.3	221	221	236	252	-38.7	2,945	-					-	-
Extraordinary Losses	1,363	-56.0	178	317,461	332,689	350,871	-	526	195.2					800	-99.8
Income Before Income Taxes	112,059	-20.2	17,917	-257,223	-249,208	-432,563	-	23,759	32.6					50,800	-
Net Income	65,595	-19.5	10,698	-282,140	-261,804	-437,972	-	13,268	24.0					47,000	-

(Note) Interest-repayment-related Expenses represents the sum of Interest Repayments, ACOM's Voluntary Waiver of Repayments accompanied with Interest Repayments and Increase or Decrease in Allowance for Loss on Interest Repayments.

2. Operating Income by Segment (Consolidated)

(Millions of yen)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Operating Income	445,431	2.6	108,587	215,880	321,228	423,652	-4.9	99,060	-8.8					368,300	-13.1
Loan Business	396,485	2.4	96,691	191,567	285,164	374,590	-5.5	87,680	-9.3					318,800	-14.9
ACOM CO., LTD.	374,233	-1.3	91,121	180,043	266,948	348,519	-6.9	80,159	-12.0					285,400	-18.1
DC Cash One Ltd.	11,354	-	3,155	6,449	9,858	13,220	16.4	3,436	8.9					14,100	6.7
EASY BUY Public Company Limited	10,895	34.6	2,413	5,074	8,356	12,850	17.9	4,084	69.2					19,300	50.2
AFRESH CREDIT CO., LTD.	0	-77.5	0	0	0	0	-76.8	-	-					-	-
Credit Card Business	6,462	2.4	1,571	3,125	4,669	6,128	-5.2	1,462	-6.9					5,700	-7.0
ACOM CO., LTD.	6,389	2.6	1,552	3,088	4,613	6,054	-5.3	1,444	-7.0					5,600	-7.5
AFRESH CREDIT CO., LTD.	72	-14.0	18	37	55	74	3.2	18	-0.0					100	35.1
Installment Sales Finance Business	14,839	-10.7	2,789	5,185	7,564	10,106	-31.9	2,119	-24.0					7,600	-24.8
ACOM CO., LTD.	5,802	-38.6	1,098	2,067	2,982	3,811	-34.3	-	-					-	-
EASY BUY Public Company Limited	6,762	139.2	1,309	2,413	3,595	5,072	-25.0	1,232	-5.8					4,300	-15.2
AFRESH CREDIT CO., LTD.	2,275	-47.6	381	705	985	1,222	-46.3	886	132.3					3,300	170.0
Guarantee Business	6,651	-12.8	1,945	4,289	6,599	9,244	39.0	2,455	26.2					10,800	16.8
ACOM CO., LTD.	6,244	-18.1	1,569	3,457	5,102	7,071	13.2	1,719	9.5					7,500	6.1
DC Cash One Ltd.	406	-	375	832	1,496	2,172	434.7	736	95.9					3,300	51.9
Loan Servicing Business	14,117	61.1	3,820	7,226	10,882	13,827	-2.1	3,518	-7.9					17,800	28.7
Rental Business	4,318	14.2	1,097	2,167	3,348	4,489	4.0	1,048	-4.4					4,800	6.9
Others	2,557	-27.2	671	2,318	3,000	5,265	105.9	775	15.5					2,800	-46.8
Other Financial Businesses	331	676.0	111	1,247	1,509	2,581	679.8	288	159.2					1,300	-49.6

Note: AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

3. Receivables Outstanding by Segment (Consolidated)

			2007/3					2008/3								
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Receivables Outstanding (Millions of yen)	1,852,053	-0.9	1,840,451	1,827,358	1,788,421	1,759,927	-5.0	1,714,088	-6.9	-2.6					1,633,900	-7.2
Loan Business	1,703,172	1.4	1,701,404	1,692,422	1,660,206	1,632,310	-4.2	1,590,705	-6.5	-2.5					1,509,600	-7.5
ACOM CO., LTD.	1,596,276	-0.3	1,586,814	1,571,342	1,531,285	1,494,399	-6.4	1,445,140	-8.9	-3.3					1,334,800	-10.7
AFRESH CREDIT CO., LTD.	20	-38.7	19	18	-	-	-	-	-	-					-	-
EASY BUY Public Company Limited	29,564	72.3	33,715	36,846	42,588	49,918	68.8	56,938	68.9	14.1					78,400	57.1
DC Cash One Ltd.	74,142	25.1	77,253	80,064	81,536	82,698	11.5	82,888	7.3	0.2					90,000	8.8
Credit Card Business	48,120	-2.6	47,725	47,111	46,320	44,842	-6.8	43,493	-8.9	-3.0					47,200	5.3
ACOM MasterCard®	47,537	-2.7	47,140	46,531	45,725	44,268	-6.9	42,920	-9.0	-3.0					46,600	5.3
AFRESH CREDIT CO., LTD.	568	4.1	575	574	587	566	-0.4	572	-0.5	1.1					600	6.0
Installment Sales Finance Business	83,335	-34.6	75,878	66,926	61,879	56,986	-31.6	54,616	-28.0	-4.2					47,000	-17.5
ACOM CO., LTD.	45,769	-34.6	42,643	38,202	35,362	32,147	-29.8	-	-	-					-	-
AFRESH CREDIT CO., LTD.	17,335	-48.4	15,486	12,891	11,460	9,503	-45.2	39,543	155.3	316.1					34,300	260.9
EASY BUY Public Company Limited	20,229	-14.8	17,748	15,832	15,056	15,335	-24.2	15,072	-15.1	-1.7					12,700	-17.2
Loan Servicing Business	17,423	36.9	15,442	20,898	20,015	25,788	48.0	25,273	63.7	-2.0					30,100	16.7
Guaranteed Receivables	89,894	15.2	94,309	98,754	102,554	105,977	17.9	109,940	16.6	3.7					148,600	40.2
ACOM CO., LTD.	89,639	14.9	92,693	95,124	95,532	96,850	8.0	97,246	4.9	0.4					123,900	27.9
DC Cash One Ltd.	254	-	1,616	3,630	7,021	9,126	-	12,694	685.5	39.1					24,700	170.7

Note :AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

4. Number of Customer Accounts by Segment (Consolidated)

			2007/3					2008/3								
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Loan Business	3,450,636	1.3	3,456,665	3,464,188	3,478,323	3,435,586	-0.4	3,369,885	-2.5	-1.9					3,321,500	-3.3
ACOM CO., LTD.	2,859,176	-1.5	2,840,024	2,806,722	2,745,024	2,682,160	-6.2	2,594,223	-8.7	-3.3					2,391,800	-10.8
AFRESH CREDIT CO., LTD.	40	-76.0	31	24	-	-	-	-	-	-					-	-
EASY BUY Public Company Limited	410,142	18.2	430,208	466,293	538,580	556,344	35.6	577,179	34.2	3.7					727,000	30.7
DC Cash One Ltd.	172,183	14.7	176,248	179,646	181,664	182,878	6.2	183,318	4.0	0.2					185,200	1.3
Credit Card Business	1,259,509	5.2	1,282,575	1,291,331	1,259,418	1,181,806	-6.2	1,108,324	-13.6	-6.2					937,400	-20.7
ACOM MasterCard®	1,253,603	5.2	1,276,566	1,285,319	1,253,339	1,175,910	-6.2	1,102,648	-13.6	-6.2					932,000	-20.7
AFRESH CREDIT CO., LTD.	5,709	1.8	5,812	5,815	5,885	5,701	-0.1	5,676	-2.3	-0.4					5,400	-5.3
Installment Sales Finance Business	671,742	-29.9	560,068	485,142	446,394	421,554	-37.2	410,802	-26.7	-2.6					371,500	-11.9
ACOM CO., LTD.	205,783	-27.7	190,907	173,292	159,768	147,433	-28.4	-	-	-					-	-
AFRESH CREDIT CO., LTD.	96,023	-35.1	85,925	76,141	67,073	57,840	-39.8	193,030	124.6	233.7					168,500	191.3
EASY BUY Public Company Limited	369,936	-29.7	283,236	235,709	219,553	216,281	-41.5	217,772	-23.1	0.7					203,000	-6.1
Loan Servicing Business	200,662	45.6	214,200	217,410	222,635	226,271	12.8	236,274	10.3	4.4					-	-

Note 1. Loan Business: Number of customer accounts with outstanding balance that includes non-interest bearing balance.
Note 2. Credit Card Business: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4. Loan Servicing Business: Number of accounts for purchased loans.
Note 5. AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

5. Income and Expenses (ACOM)

(Millions of yen)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Operating Income	396,637	-1.5	96,446	190,906	283,075	370,769	-6.5	84,639	-12.2					303,200	-18.2
Operating Expenses	290,512	10.7	80,164	134,113	204,808	459,762	58.3	65,317	-18.5					258,200	-43.8
Financial Expenses	18,186	-15.8	4,221	8,511	12,632	16,928	-6.9	4,209	-0.3					18,000	6.3
Cost of Sales	-	-	-	-	-	1,223	-	246	-						
Bad-debt-related Expenses	108,183	5.6	38,222	52,344	92,328	129,056	19.3	37,329	-2.3					142,300	10.3
Bad Debt Write-offs	107,239	-1.1	28,775	42,868	68,870	97,097	-9.5	31,672	10.1					106,100	9.3
Increase or Decrease in Allowance for Bad Debts	493	107.1	9,097	8,996	23,018	31,618	-	5,297	-41.8					35,500	12.3
Increase or Decrease in Allowance for Loss on Debt Guarantees	450	-55.7	350	480	440	340	-24.4	360	2.9					700	105.9
Interest-repayment-related Expenses	37,227	-	7,372	13,155	13,155	200,147	437.6	0	-					0	-
Interest Repayments	13,527	-	6,072	13,630	24,060	42,266	212.4	18,460	-					-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	16,024	27,703	41,880	-	15,745	-					-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	23,700	-	1,300	-16,500	-38,608	116,000	389.5	-34,205	-					-137,567	-
Other Operating Expenses	126,914	-8.2	30,348	60,102	86,691	112,406	-11.4	23,532	-22.5					97,900	-12.9
Operating Profit	106,124	-24.3	16,282	56,793	78,266	-88,992	-	19,321	18.7					45,000	-
Non-operating Income	2,215	6.3	1,066	1,638	2,495	3,046	37.5	1,045	-2.0					3,100	1.8
Non-operating Expenses	165	-73.3	9	62	114	236	42.8	8	-5.2					100	-57.6
Income Before Extraordinary Items	108,174	-23.7	17,339	58,369	80,648	-86,183	-	20,358	17.4					48,000	-
Extraordinary Income	489	245.7	220	242	256	269	-44.9	2,945	-					-	-
Extraordinary Losses	1,424	-49.2	176	317,461	332,698	350,835	-	572	224.6					800	-99.8
Income Before Income Taxes	107,239	-22.9	17,384	-258,849	-251,793	-436,749	-	22,730	30.8					47,200	-
Income Taxes, current	44,770	-5.8	4,420	22,330	15,428	16,353	-63.5	30	-					500	-96.9
Prior Fiscal Year Corporate Taxes, etc.	-	-	-	-	-	-	-	7,320	-						
Income Taxes, deferred	-1,682	-119.8	2,648	1,563	-4,970	-13,638	-	745	-					1,100	-
Net Income	64,152	-22.7	10,315	-282,742	-262,251	-439,463	-	14,635	41.9					45,600	-

Note: In line with the inclusion of Interest-repayment-related Expenses, Interest Repayments counted in "Other Operating Expenses" in the past is indicated retroactively from the fiscal year ended March, 2006.

6. Operating Income by Category (ACOM)

(Millions of yen)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Operating Income	396,637	-1.5	96,446	190,906	283,075	370,769	-6.5	84,639	-12.2					303,200	-18.2
Interest on Loans Receivable	367,619	-1.3	89,495	177,020	262,546	342,908	-6.7	78,514	-12.3					279,700	-18.4
Fees from Credit Card Business	6,139	0.4	1,484	2,955	4,401	5,770	-6.0	1,333	-10.2					5,300	-8.1
Fees from Installment Sales Financing	5,550	-40.0	1,016	1,913	2,736	3,492	-37.1	-	-					-	-
Fees from Credit Guarantees	9,496	25.0	2,462	5,300	7,930	10,869	14.5	2,679	8.8					12,200	12.2
Sales	-	-	-	-	-	722	-	171	-					-	-
Others	7,830	8.5	1,987	3,716	5,460	7,005	-10.5	1,941	-2.3					6,000	-14.3

Note: AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

7. Receivables Outstanding(ACOM)

			2007/3					2008/3								
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Receivables Outstanding (Millions of yen)	1,689,598	-1.8	1,676,607	1,656,081	1,612,379	1,570,823	-7.0	1,488,061	-11.2	-5.3					1,381,400	-12.1
Loan Business	1,596,276	-0.3	1,586,814	1,571,342	1,531,285	1,494,399	-6.4	1,445,140	-8.9	-3.3					1,334,800	-10.7
Unsecured Loans	1,542,256	-0.2	1,533,505	1,519,341	1,481,086	1,446,209	-6.2	1,398,887	-8.8	-3.3					1,294,500	-10.5
Consumers	1,542,121	-0.2	1,533,378	1,519,223	1,480,983	1,446,117	-6.2	1,398,806	-8.8	-3.3					1,294,500	-10.5
Commercials	134	-31.5	126	118	103	91	-32.3	81	-35.7	-11.1					0	-
Secured Loans	54,020	-4.0	53,308	52,000	50,198	48,190	-10.8	46,253	-13.2	-4.0					40,300	-16.4
Credit Card Business	47,551	-2.7	47,149	46,536	45,732	44,276	-6.9	42,920	-9.0	-3.1					46,600	5.3
ACOM MasterCard®	47,537	-2.7	47,140	46,531	45,725	44,268	-6.9	42,920	-9.0	-3.0					46,600	5.3
Installment Sales Finance Business	45,769	-34.6	42,643	38,202	35,362	32,147	-29.8	-	-	-					-	-
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	542	1.3	542	544	542	541	-0.2	542	0.0	0.2					543	0.4

Note:AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

<Reference>

Guaranteed Receivables	163,782	19.3	169,947	175,188	177,069	179,549	9.6	180,134	6.0	0.3					213,900	19.1

8. Number of Customer Accounts(ACOM)

			2007/3					2008/3								
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Loan Business	2,859,176	-1.5	2,840,024	2,806,722	2,745,024	2,682,160	-6.2	2,594,223	-8.7	-3.3					2,391,800	-10.8
Unsecured Loans	2,846,796	-1.5	2,827,732	2,794,625	2,733,226	2,670,707	-6.2	2,583,142	-8.6	-3.3					2,381,600	-10.8
Consumers	2,846,643	-1.5	2,827,589	2,794,493	2,733,113	2,670,606	-6.2	2,583,054	-8.6	-3.3					2,381,600	-10.8
Commercials	153	-34.3	143	132	113	101	-34.0	88	-38.5	-12.9					0	-
Secured Loans	12,380	-1.5	12,292	12,097	11,798	11,453	-7.5	11,081	-9.9	-3.2					10,200	-10.9
Credit Card Business	1,253,800	5.2	1,276,763	1,285,516	1,253,533	1,176,105	-6.2	1,102,648	-13.6	-6.2					932,000	-20.8
ACOM MasterCard®	1,253,603	5.2	1,276,566	1,285,319	1,253,339	1,175,910	-6.2	1,102,648	-13.6	-6.2					932,000	-20.7
Installment Sales Finance Business	205,783	-27.7	190,907	173,292	159,768	147,433	-28.4	-	-	-					-	-

Note 1. Loan Business: Number of customer accounts with outstanding balance.
Note 2. ACOM MasterCard®: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4:AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

9. Number of New Loan Customers (ACOM)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Number of New Loan Customers	330,385	-2.8	81,144	150,880	210,588	268,885	-18.6	40,982	-49.5					186,000	-30.8
Unsecured Loans	329,814	-2.9	81,065	150,740	210,422	268,710	-18.5	40,979	-49.4					186,000	-30.8
Consumers	329,814	-2.9	81,065	150,740	210,422	268,710	-18.5	40,979	-49.4					186,000	-30.8
Commercials	0	-	0	0	0	0	-	0	-					0	-
Secured Loans	571	22.5	79	140	166	175	-69.4	3	-96.2					0	-

10. Number of Loan Business Outlets (ACOM)

			2007/3					2008/3							
	2006/3	YOY	2006/6	2006/9	2006/12	2007/3	YOY	2007/6	YTD	2007/9	YTD	2007/12	YTD	2008/3 (E)	YOY
Number of Loan Business Outlets	2,003	218	2,029	2,044	1,949	1,812	-191	1,698	-114					1,702	-110
Staffed	277	-47	271	242	182	142	-135	141	-1					138	-4
Unstaffed	1,726	265	1,758	1,802	1,767	1,670	-56	1,557	-113					1,564	-106
QUICK MUJIN	194	156	212	218	181	119	-75	0	-119					0	-119

11. Cash Dispensers, ATMs and MUJINKUN (ACOM)

(Numbers)

			2007/3					2008/3							
	2006/3	YOY	2006/6	2006/9	2006/12	2007/3	YOY	2007/6	YTD	2007/9	YTD	2007/12	YTD	2008/3 (E)	YOY
Number of Cash Dispensers and ATMs	83,868	2,132	85,050	85,913	86,934	87,773	3,905	88,893	1,120					-	-
Proprietary	1,952	61	1,969	1,978	1,918	1,841	-111	1,832	-9					1,850	9
Open 365 Days/Year	1,951	63	1,968	1,977	1,918	1,841	-110	1,832	-9					-	-
Open 24 Hours/Day	1,727	65	1,745	1,750	1,698	1,632	-95	1,623	-9					-	-
Tie-up	81,916	2,071	83,081	83,935	85,016	85,932	4,016	87,061	1,129					-	-
Others	8,903	219	8,919	8,976	8,947	8,464	-439	8,534	70					-	-
Number of MUJINKUN Machine	2,008	225	2,037	2,051	1,957	1,820	-188	1,697	-123					1,701	-119
QUICK MUJIN Machine	201	163	221	227	190	128	-73	0	-128					0	-128

Note 1: "Others" indicates receipt of payment by convenience stores under an agency agreement.
Note 2: "MUJINKUN" is Automatic Contract Machine.
Note 3: "QUICK MUJIN" is Automatic Loan Application Machine (ALAM).

12. Employees (ACOM)

			2007/3					2008/3							
	2006/3	YOY	2006/6	2006/9	2006/12	2007/3	YOY	2007/6	YTD	2007/9	YTD	2007/12	YTD	2008/3 (E)	YOY
Number of Employees	3,911	-185	3,889	3,767	3,707	2,956	-955	2,830	-126					2,760	-196
Head Office	937	12	957	966	978	866	-71	961	95					-	-
Financial Service Business Division	2,974	-197	2,932	2,801	2,729	2,090	-884	1,869	-221					-	-

13. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate (ACOM)

(Millions of yen)

Effective Annural Interest Rate	2007/3				2007/6				2007/9				2007/12				2008/3 (E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
Loans Receivable Outstanding	2,670,606	100.0	1,446,117	100.0	2,583,054	100.0	1,398,806	100.0									-	-	1,294,500	100.0
28.470% and Higher	49,559	1.8	20,506	1.4	46,793	1.8	19,365	1.4									-	-	4,300	0.3
27.375%	1,465,313	54.9	537,612	37.2	1,387,581	53.7	509,161	36.4									-	-	291,800	22.5
25.000% - 26.500%	458,676	17.2	289,512	20.0	439,609	17.0	275,366	19.7									-	-	128,600	9.9
20.000% - 24.820%	331,596	12.4	278,943	19.3	318,616	12.3	265,930	19.0									-	-	139,400	10.8
18.250% - 19.000%	46,663	1.7	83,666	5.8	43,586	1.7	79,880	5.7									-	-	57,800	4.5
15.000% - 18.000%	132,922	5.0	169,235	11.7	164,453	6.4	185,655	13.3									-	-	602,500	46.6
Less than 15.000%	185,877	7.0	66,641	4.6	182,416	7.1	63,448	4.5									-	-	70,100	5.4
Average Loan Yield	-	-	22.25	-	-	-	21.68	-									-	-	19.89	-

Note:Average Yield = Interest on Loans Receivable/Term Average of Receivable Outstanding at the Beginning of the Year (%, Annual Rate).

14. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2007/3				2007/6				2007/9				2007/12				2008/3 (E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≦ 100	424,813	15.9	19,518	1.4	412,550	16.0	18,538	1.3									-	-	18,200	1.4
100< ≦ 300	481,635	18.1	106,969	7.4	471,933	18.3	104,994	7.5									-	-	98,500	7.6
300< ≦ 500	1,170,089	43.8	540,562	37.4	1,124,832	43.5	519,705	37.2									-	-	471,400	36.4
500< ≦ 1000	299,905	11.2	252,047	17.4	287,115	11.1	241,127	17.2									-	-	217,700	16.8
1000<	294,164	11.0	527,019	36.4	286,624	11.1	514,439	36.8									-	-	488,700	37.8
Total	2,670,606	100.0	1,446,117	100.0	2,583,054	100.0	1,398,806	100.0									-	-	1,294,500	100.0

15. Bad Debt Write-offs (ACOM)

[Bad Debt Write-offs]

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Bad Debt Write-offs (Millions of yen)	107,239	-1.1	28,775	58,892	96,573	138,977	29.6	47,418	64.8					163,000	17.3
Loan Business	95,826	-1.4	25,649	52,784	87,152	126,038	31.5	43,642	70.1					150,100	19.1
Unsecured Loans	95,053	-1.4	25,510	52,462	86,757	125,515	32.0	43,563	70.8					149,500	19.1
Secured Loans	772	2.9	139	321	394	523	-32.2	79	-43.2					600	14.7
ACOM MasterCard®	3,905	-11.1	967	1,879	2,962	4,123	5.6	1,322	36.7					4,200	1.9
Installment Sales Finance Business	2,088	-32.5	358	701	947	1,277	-38.9	-	-					-	-
Guarantee Business	5,409	42.9	1,768	3,496	5,480	7,495	38.6	2,453	38.7					8,700	16.1

Note AFRESH CREDIT CO., LTD (formerly, JCK CREDIT CO., LTD) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

[Ratio of Bad Debt Write-offs]

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Loan Business (%)	5.99	(-0.06)	1.61	3.35	5.68	8.42	(2.43)	3.01	(1.40)					11.22	(2.80)
Unsecured Loans	6.15	(-0.08)	1.66	3.45	5.85	8.67	(2.52)	3.11	(1.45)					11.52	(2.85)
Secured Loans	1.41	(0.10)	0.26	0.61	0.78	1.07	(-0.34)	0.17	(-0.09)					1.39	(0.32)
ACOM MasterCard®	8.20	(-0.78)	2.05	4.03	6.46	9.29	(1.09)	3.07	(1.02)					9.03	(-0.26)
Installment Sales Finance Business	4.53	(0.14)	0.83	1.82	2.66	3.97	(-0.56)	-	-					-	-
Guarantee Business	3.18	(0.50)	1.00	1.91	2.95	3.97	(0.79)	1.29	(0.29)					3.85	(-0.12)

Note 1 Ratio of bad debt write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Guarantee Business = Bad Debt Write-offs of Guarantee / (Guaranteed Loan Receivables plus Payments in Subrogation)
Note 2 Figures in brackets indicate year-on-year change in percentage points
Note 3.AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

15-2. Unsecured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2006/3 C.R. (%)	2006/3 Average Balance	2006/6 C.R. (%)	2006/6 Average Balance	2006/9 C.R. (%)	2006/9 Average Balance	2006/12 C.R. (%)	2006/12 Average Balance	2007/3 C.R. (%)	2007/3 Average Balance	2007/6 C.R. (%)	2007/6 Average Balance	2007/9 C.R. (%)	2007/9 Average Balance	2007/12 C.R. (%)	2007/12 Average Balance	2008/3 C.R. (%)	2008/3 Average Balance
Amount of Bad Debt Write-offs (Thousands of yen)	100.0	425	100.0	421	100.0	427	100.0	432	100.0	438	100.0	458						
Personal Bankruptcy	24.7	466	17.3	447	17.3	449	16.6	455	15.2	456	8.4	462						
Failure to Locate Borrowers	3.2	391	2.4	375	2.8	375	2.6	374	2.3	375	1.1	380						
Borrowers' Inability of Making Repayments, etc.	40.8	435	45.6	431	45.0	431	44.9	434	45.5	435	47.9	451						
ACOM's Voluntary Waiver of Repayments	31.3	389	34.7	402	34.9	414	35.9	424	37.0	438	42.6	467						

Note Amount of ACOM's voluntary waiver of repayments includes waived principal which is associated with interest repayments

16.Bad Debts (ACOM)

(Millions of yen)

	2006/3	%	2006/6	%	2006/9	%	2006/12	%	2007/3	%	2007/6	%	2007/9	%	2007/12	%	2008/3	%
Total Amount of Bad Debts	109,573	6.85	119,160	7.50	131,458	8.35	136,772	8.92	141,307	9.44	138,128	9.54						
Loans to Borrowers in Bankruptcy or Under Reorganization	7,000	0.44	6,912	0.43	6,584	0.42	6,383	0.42	6,120	0.41	5,895	0.41						
Applications for Bankruptcy are Proceeded	1,307	0.08	1,427	0.09	1,279	0.08	1,152	0.08	1,026	0.07	888	0.06						
Applications for The Civil Rehabilitation are Proceeded	2,716	0.17	2,608	0.16	2,530	0.16	2,539	0.17	2,430	0.16	2,396	0.17						
Applications for The Civil Rehabilitation are Determined	2,358	0.15	2,309	0.15	2,280	0.14	2,178	0.14	2,108	0.14	2,013	0.14						
Loans in Arrears	46,709	2.92	53,450	3.36	65,306	4.15	73,996	4.82	80,976	5.41	81,057	5.60						
Loans Past Due for Three Months or More	1,110	0.07	997	0.06	567	0.04	615	0.04	499	0.03	684	0.05						
Restructured Loans	54,752	3.42	57,800	3.64	59,000	3.75	55,777	3.64	53,711	3.59	50,491	3.49						

(Note) In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

16-2. Loans in Arrears for Less Than 3 Months[excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2006/3	%	2006/6	%	2006/9	%	2006/12	%	2007/3	%	2007/6	%	2007/9	%	2007/12	%	2008/3	%
11days ≦ <3 months	12,968	0.81	19,475	1.23	20,742	1.32	16,179	1.05	17,223	1.15	19,756	1.36						
31days ≦ <3 months	7,289	0.46	9,686	0.61	8,334	0.53	7,846	0.51	6,586	0.44	8,751	0.60						
11days ≦ <31 days	5,679	0.36	9,788	0.62	12,408	0.79	8,333	0.54	10,637	0.71	11,004	0.76						

17. Allowance for Bad Debts (ACOM)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Allowance for Bad Debts (Millions of yen)	122,700	0.2	131,800	98,406	112,400	121,000	-1.4	124,600	-5.5					156,500	29.3
(Allowance for Bad Debts calculated by former method)				(144,500)	(160,577)	(177,600)		(180,000)						(208,400)	
Ratio of Allowance for Bad Debts	7.26	-	7.88	5.96	6.99	7.72	-	8.37	-					11.33	-
General Allowance for Bad Debts	66,810	-13.1	69,417	46,178	50,182	54,257	-18.8	58,704	-15.4					-	-
Unsecured Consumer Loans	61,187	-11.8	63,541	40,578	44,875	48,963	-20.0	54,581	-14.1					-	-
Specific Allowance for Bad Debts	54,276	24.3	60,874	50,713	60,631	65,145	20.0	63,967	5.1					-	-
Increase or Decrease in Allowance for Bad Debts	300	104.3	9,100	-24,293	-10,300	-1,700	-686.7	3,600	-60.4					35,500	-
Allowance for Loss on Debt Guarantees	3,330	15.6	3,680	3,810	3,770	3,670	10.2	4,030	9.5					4,370	19.1
Increase or Decrease in Allowance for Loss on Debt Guarantees	450	-55.7	350	480	440	340	-24.4	380	2.9					700	-

Note 1: (Allowance for Bad Debts calculated by former method): It is calculated based on the method used before the change of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006.

Note2:

$$\text{Ratio of allowance for bad debts} = \frac{\text{Allowance for bad debts}}{\text{Loans receivable outstanding at the fiscal year-end plus installment receivables(excluding deferred income on installment sales finance)}} \times 100$$

18. Allowance for Loss on Interest Repayments (ACOM)

	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Allowance for Loss on Interest Repayments (Millions of yen)	23,700	-	25,000	357,500	335,391	490,000	-	455,794	-		-		-	352,433	-
Increase or Decrease in Allowance for Loss on Interest Repayments	23,700	-	1,300	333,800	311,691	466,300	-	-34,205	-		-		-	-137,567	-

Note: The numbers in the above contain a portion of Allowance for Bad Debts calculated by former method from interim accounting period as of September 2006.

19. Credit Card Business [ACOM MasterCard®] (ACOM)

(Millions of yen)

	2006/3	YOY %	2007/3: 2006/6	2006/9	2006/12	2007/3	YOY %	2008/3: 2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Number of Cardholders	1,253,603	5.2	1,276,566	1,285,319	1,253,339	1,175,910	-6.2	1,102,648	-13.6	-6.2					932,000	-20.7
Tie-up Card	688,052	34.7	739,373	775,181	773,495	721,805	4.9	670,986	-9.2	-7.0					-	-
Number of Accounts with Shopping Receivables	303,242	-0.3	310,262	311,686	310,727	297,342	-1.9	293,086	-5.5	-1.4					-	-
Card Shopping Receivables	47,537	-2.7	47,140	46,531	45,725	44,268	-6.9	42,920	-9.0	-3.0					46,600	5.3
Revolving Receivables	43,043	-1.7	42,675	42,229	41,461	40,660	-5.5	39,230	-8.1	-3.5					-	-

20. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2006/3	YOY %	2007/3: 2006/6	2006/9	2006/12	2007/3	YOY %	2008/3: 2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Number of Customer Accounts	205,783	-27.7	190,907	173,292	159,768	147,433	-28.4	-	-	-					-	-
Installment Receivables	45,769	-34.6	42,643	38,202	35,362	32,147	-29.8	-	-	-					-	-
Adjusted Receivables	40,366	-33.8	37,768	33,784	31,325	28,425	-29.6	-	-	-					-	-
Ratio of Bad Debt Write-offs	4.53	-	0.83	1.82	2.66	3.97	-	-	-	-					-	-
Number of Merchant Venders	6,553	-	6,584	6,626	6,663	6,747	-	-	-	-					-	-

Note 1:Number of customer accounts indicates the number of contracts with receivables outstanding.
Note 2:Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.
Note 3:AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

21. Guarantee Business (ACOM)

(Millions of yen)

	2006/3	YOY %	2007/3: 2006/6	2006/9	2006/12	2007/3	YOY %	2008/3: 2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Number of Customer Accounts with Outstanding Balance	387,173	12.0	397,291	403,403	406,194	407,585	5.3	408,834	2.9	0.3					478,000	17.3
Guaranteed Loans Receivables	163,782	19.3	169,947	175,188	177,069	179,549	9.6	180,134	6.0	0.3					213,900	19.1

22. DC Cash One Ltd.

			2007/3					2008/3								
	2006/3	YOY %	2006/6	2006/9	2006/12	2007/3	YOY %	2007/6	YOY %	YTD %	2007/9	YOY %	2007/12	YOY %	2008/3 (E)	YOY %
Receivable Outstanding (Millions of yen)	74,142	25.1	77,253	80,064	81,536	82,698	11.5	82,888	7.3	0.2					90,000	8.8
Number of Customer Accounts	172,183	14.7	176,248	179,646	181,664	182,878	6.2	183,318	4.0	0.2					185,200	1.3
Average Balance of Loans per Account (Thousands of yen)	431	9.1	438	445	448	452	4.9	452	3.2	0.0					486	7.5
Average Loan Yield (%)	17.00	-	16.85	16.81	16.76	16.73	-	16.67	-	-					16.44	-
Number of New Loan Customers	43,354	-	10,746	20,929	30,544	38,709	-10.7	7,823	-27.2	-					36,700	-5.2
Number of Business Outlets	322	-	502	478	381	276	-	147	-	-					-	-
DC Cash One's Direct Outlets	2	-	2	1	1	1	-	1	-	-					1	-
Agency-type Outlets(ACOM)	320	-	500	477	380	275	-	146	-	-					-	-
Number of Employees	64	-	71	72	70	67	-	67	-	-					-	-
Guaranteed Receivable (Millions of yen)	254	-	1,616	3,630	7,021	9,126	-	12,694	685.5	39.1		-		-	24,700	-

(Note)Receivables outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

(Reference)

Category criteria concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT5

July 31, 2007

Notification of Occurrence of Prior Fiscal Year Corporate Taxes, etc.

ACOM CO., LTD. (hereinafter, "ACOM") announces occurrence of prior fiscal year corporate taxes, etc. Details are as follows.

1. Background

Based on the result of periodical tax assessment by Tokyo Regional Taxation Bureau for 2-year period from fiscal year March 2005 to fiscal year March 2006, ACOM received an adjustment notice from the Bureau on July 2, 2007.

2. Details of Notice

The notice mainly focused on the transaction of the maximum amount of tax-free allowance for bad debts. The amount of income reassessed by the notice is 14,911 million yen. This leads to additional taxation of 4,923 million yen which consists of corporate taxes and additional tax on underreport. There is no charge of special additional tax.

3. Cause of Occurrence

ACOM has never been warned by national taxation bureau for its transaction of the maximum amount of allowance for bad debts.

This notice for reassessment indicates new interpretation on the assessment of allowance for bad debts.

4. Measures to be Taken

ACOM is currently discussing with view of making statement of objection. For the earning release of the first quarter financial result for fiscal year ending March 2008, 7,320 million yen of prior fiscal year corporate taxes, etc., including 4,923 million yen of additional charge, residence and business tax from previous years, was booked according to the accounting standards.

5. Effect on Business Performance

Effect on ACOM's business performance is now under examination. Nevertheless, ACOM will continue to strive to achieve announced profit.

EXHIBIT 6

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated July 2, 2007 (the "2007 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau on August 1, 2007. The Amendment is intended to include the Amendment to the Annual Securities Report dated June 27, 2007, filed on July 18, 2007, in the list of documents incorporated by reference into the 2007 Shelf Registration Statement and to correct the 2007 Shelf Registration Statement.

END